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                           February 16, 2021

       Stephen M. Kadenacy
       Chief Executive Officer
       SilverBox Engaged Merger Corp I
       8801 Calera Dr.
       Austin, Texas 78735

                                                        Re: SilverBox Engaged
Merger Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed February 8,
2021
                                                            File No. 333-252827

       Dear Mr. Kadenacy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 8, 2021

       Summary Financial Data, page 34

   1.                                                   Please provide
footnotes to explain the purpose of the "As Adjusted" column and how you determined each of the
amounts in this column.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stephen M. Kadenacy
SilverBox Engaged Merger Corp I
February 16, 2021
Page 2

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202)
551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen M. Kadenacy
                                                           Division of
Corporation Finance
Comapany NameSilverBox Engaged Merger Corp I
                                                           Office of Energy &
Transportation
February 16, 2021 Page 2
cc:       Lijia Sanchez of Ellenoff Grossman
FirstName LastName